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SEC 05037425 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65851

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PYXIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

798 RIVER ROAD
(No. and Street)

FAIR HAVEN	NJ	07704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS J. REGO, CEO (732) 784-2363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 BROADWAY	NEW YORK	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NICHOLAS J. REGO, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PYXIS SECURITIES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 23, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYXIS SECURITIES, L.L.C.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

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PYXIS SECURITIES, L.L.C.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

CONTENTS

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Unitholder of
Pyxis Securities, L.L.C.
798 River Road
Fair Haven, NJ 07704

We have audited the accompanying statement of financial condition of Pyxis Securities, L.L.C. (the "Company") as of December 31, 2004, and the related statements of income, changes in unitholder's equity, and cash flows for the year then ended December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyxis Securities, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the period, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Todman & Co. CPAs P.C.

New York, New York
January 26, 2005

PYXIS SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 708,370
Commissions receivable	82,704
Deposit with clearing broker	250,000
Prepaid expenses	13,914
Furniture and equipment (net of accumulated depreciation of $38,590)	81,278
Total assets	$ 1,136,266

LIABILITIES AND UNITHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 26,895
Commitments	
Unitholder's equity	1,109,371
Total liabilities and unitholder's equity	$ 1,136,266

The accompanying notes are an integral part of these financial statements.

PYXIS SECURITIES, L.L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2004

Revenues	
Commissions	$ 1,379,507
Dividends and interest	3,788
Rental income	40,188
Other income	3,766
Total revenues	1,427,249
Expenses	
Compensation and benefits	283,414
Professional fees	46,310
Clearance and execution fees	73,853
Regulatory	12,932
Occupancy	44,504
Communications	70,975
Insurance	8,043
Depreciation	20,637
Travel and entertainment	8,016
Other	27,869
Total expenses	596,553
Net income	$ 830,696

The accompanying notes are an integral part of these financial statements.

PYXIS SECURITIES, L.L.C.
STATEMENT OF CHANGES IN UNITHOLDER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2004

	Total
Balance, January 1, 2004	$ 288,675
Member draw	(10,000)
Net income	830,696
Balance, December 31, 2004	$ 1,109,371

The accompanying notes are an integral part of these financial statements.

PYXIS SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
FOR THE YEAR ENDING DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 830,696
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	20,637
(Increase) decrease in operating assets:	
Commissions receivable	(29,370)
Deposit with clearing broker	(199,993)
Prepaid expenses	(1,307)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,976)
Total adjustments	(212,009)
Net cash provided by operating activities	618,687
Net cash used by investing activities:	
Purchase of equipment	(9,561)
Net cash used by financing activities:	
Member draw	(10,000)
Net increase in cash	599,126
Cash, beginning of period	109,244
Cash, end of period	$ 708,370

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

Pyxis Securities, L.L.C., a limited liability company (the "Company"), was formed under the Delaware Limited Liability Company Act on October 11, 2002 and will continue until and terminate on December 31, 2042, unless the Company is dissolved sooner in accordance with the Act. The Company is a wholly-owned subsidiary of Pyxis Associates, L.L.C.

The Company, a member of the National Association of Securities Dealers, Inc. ("NASD"), received approval by the NASD to commence business on October 8, 2003, and is permitted to execute equity and debt securities transactions for customers. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2 - Summary of Significant Accounting Policies

(a) Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets.

(d) Income Taxes

In accordance with federal income tax regulations, federal income taxes of the Company are the responsibility of the unitholder. Accordingly, no federal provision has been made.

Note 3 - Commitment

The Company occupies office space from its parent company under a lease agreement expiring January 31, 2005 at $42,000 per annum with an option to renew the lease for one year, subject to an increase in base rent not to exceed 10%, based on the area Consumer Price Index. The option has been exercised.

The Company entered into a non-cancelable agreement with BAI Security to provide managed security services through September 2006. Minimum lease payments for 2005 and 2006 total $14,832 and $11,124, respectively.

Note 4 - Net Capital

The Company is subject to the SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of one-eighth of aggregate indebtedness, as defined, or $5,000. At December 31, 2004, the Company had net capital of $1,009,179, which was in excess of its required net capital of $5,000 by $1,004,179. At December 31, 2004, the Company's ratio of aggregated indebtedness to net capital was 3%.

Note 5 - NASD Examination

During 2004, the Company underwent a NASD examination, which resulted in certain findings and comments. In July 2004, the Company replied and implemented the necessary corrective actions to comply with the NASD regulations. Nevertheless, the Company may be subject to fines, which are not yet determinable at this time. Management believes that the resolution or the ultimate outcome of this matter is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. However, due to uncertainties in this matter, it is reasonably possible that management's view of the outcome could change in the near future.

Note 6 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's securities activities involve the execution and settlement as agent of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract, at a loss.

Note 7 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which conterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8 - Economic Dependency

The Company's revenue is derived from one family of Funds, the loss of which could have a material effect on the Company.

PYXIS SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2004

Total unitholder's equity		$ 1,109,371
Deductions and/or charges		
Prepaid expenses	$ 13,914	
Furniture and equipment, net	81,278	
Deductible on blanket bond	5,000	100,192
Net capital		1,009,179
Less: Minimum net capital requirements greater of 6-2/3% of aggregate indebtedness or $5,000		5,000
Net capital in excess of all requirements		$ 1,004,179
Capital ratio (maximum allowance 1,500%)		
Aggregate indebtedness*	$ 26,895	
Divided by: Net capital	1,009,179 = 3%	
*Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 26,895

There are no material variances between this computation of net capital under rule 15c3-1 and the registrant's computation filed with Part IIA, Form X-17A-5. Accordingly, no reconciliation is required.

See independent auditors' report.

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Unitholder of
Pyxis Securities, L.L.C.
798 River Road
Fair Haven, NJ 07704

Gentlemen:

In planning and performing our audit of the financial statements and supplementary information of Pyxis Securities, L.L.C. (the "Company") for the year then ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the unitholder member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman & Co CPAs P.C.

New York, New York
January 26, 2005